Filed Pursuant to Rule 433
Registration Statement No. 333-171166
December 15, 2010

C. R. Bard, Inc.

Pricing Term Sheet

December 15, 2010

U.S. $250,000,000 2.875% Senior Notes due 2016

U.S. $500,000,000 4.400% Senior Notes due 2021

Issuer:	C. R. Bard, Inc.

Size:	$250 million aggregate principal amount of 2.875% notes due 2016 (the “2016 notes”); and
$500 million aggregate principal amount of 4.400% notes due 2021 (the “2021 notes”).

Expected Ratings:*	A3 / A

Trade Date:	December 15, 2010

Settlement Date:	December 20, 2010

Maturity Date:	January 15, 2016 for the 2016 notes; and January 15, 2021 for the 2021 notes.

Interest Payment Dates:	Semi-annually on each January 15 and July 15; commencing on July 15, 2011 for the 2016 notes

Semi-annually on each January 15 and July 15; commencing on July 15, 2011 for the 2021 notes

Benchmark Treasury:	UST 1.375% due November 30, 2015 for the 2016 notes UST 2.625% due November 15, 2020 for the 2021 notes

Spread to Benchmark Treasury:	+83 basis points for the 2016 notes +100 basis points for the 2021 notes

Benchmark Treasury Price and Yield:	96-26 3/4; 2.050% for the 2016 notes 92-26; 3.489% for the 2021 notes

Yield to Maturity:	2.880% for the 2016 notes; and 4.489% for the 2021 notes.

Coupon (Interest Rate):	2.875% for the 2016 notes; and 4.400% for the 2021 notes.

Price to Public:	99.975% for the 2016 notes; and 99.282% for the 2021 notes.

Redemption Provision:	For the 2016 notes, make-whole call at any time at the greater of 100% of the principal amount of the notes being redeemed and discounted present value at the treasury rate plus 15 basis points.

For the 2021 notes, prior to October 15, 2020 (three months prior to their maturity date), make-whole call at any time at the greater of 100% of the principal amount of the notes being redeemed or discounted present value at the treasury rate plus 15 basis points; par call on and after October 15, 2020.

Denominations:	$2,000 x $1,000 for each series of notes

CUSIP / ISIN:	2016 notes: 067383 AB5 / US067383AB52 2021 notes: 067383 AC3 / US067383AC36

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Goldman, Sachs & Co. Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. Incorporated UBS Securities LLC PNC Capital Markets LLC RBC Capital Markets, LLC SunTrust Robinson Humphrey, Inc.

Type of Offering:	SEC Registered

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the prospectus relating to the offering may be obtained by calling or e-mailing Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or dg.prospectus_requests@baml.com; Goldman, Sachs & Co. at 1-866-471-2526 or prospectus-ny@ny.email.gs.com; and Wells Fargo Securities, LLC at 1-800-326-5897 or prospectus.specialrequests@wachovia.com.